Exhibit 99.1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Atlantica Yield plc:

We have audited the accompanying financial statements of Myah Bahr Honaine S.p.a. (the "Company"), which comprise the statement of financial position as of December 31, 2017 and 2016, and the related statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Myah Bahr Honaine S.p.a. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board.

Other Matter

The accompanying statements of income, comprehensive income, changes in equity and cash flows of Myah Bahr Honaine S.p.a. for the year ended December 31, 2015, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte Algérie Sarl

Algiers, Algeria

February 27, 2018

Audited financial statements of Myah Bahr Honaine S.p.a as of December 31, 2017 and for the year ended December 31, 2017 and 2016

Statement of financial position
Amounts in thousands of Usd

		As of December 31,
	Notes (1)	2017	2016
Non-current assets

Contracted concessional assets	5	185,273	196,161
Financial investments	6	361	382
Total non-current assets		185,634	196,543

Current assets

Trade and other receivables	6&7	8,936	9,369
Prepayments	6	27	308
Financial investments	5&6	32,531	25,359
Cash and cash equivalents	6&8	28,785	29,214
Total current assets		70,279	64,250

Total assets		255,913	260,793

Equity and liabilities

Share capital	9	45,989	45,989
Legal reserve	9	4,457	4,457
Retained earnings		112,562	99,853
Profit/(loss) for the year		29,158	24,967
Currency translation differences		(40,739)	(33,933)
Total equity		151,427	141,333

Non-current liabilities

Long-term project debt		89,387	102,861
Provisions		936	979
Total non-current liabilities	6&10	90,323	103,840

Current liabilities

Related parties	6&13	2,300	4,302
Short-term project debt	6&10	11,047	11,207
Trade and other payables	6&10	816	110
Total current liabilities		14,163	15,620

Total equity and liabilities		255.913	260,793

(1)	Notes 1 to 14 are an integral part of the financial statements

Income Statement
Amounts in thousands of Usd

		For the year ended December 31,
	Notes (1)	2017	2016	2015 (unaudited)

Revenue	12	51,459	47,828	54,409
Other operating income		7	12	2,462
Employee benefit expenses		(356)	(453)	(430)
Depreciation, amortization and impairment charges		(22)	(21)	(16)
Other operating expenses	12	(17,926)	(17,898)	(17,601)
Operating profit		33,162	29,468	38,823

Financial income	12	133	37	251
Financial expenses	12	(4,137)	(4,538)	(5,545)
Financial expenses, net		(4,004)	(4,501)	(5,294)

Profit before income tax		29,158	24,967	33,530

Income tax		-	-	-
Profit for the year		29,158	24,967	33,530

(1)	Notes 1 to 14 are an integral part of the financial statements

Statements of comprehensive income
Amounts in thousands of Usd

	For the year ended December 31,
	2017	2016	2015 (unaudited)

Profit for the year	29,158	24,967	33,530
Items that may be subject to transfer to income statement
Currency translation differences	(6,806)	(3,587)	(30,346)
Total comprehensive income for the year	22,352	21,380	3,184

Statements of changes in equity
Amounts in thousands of Usd

	Notes (1)	Share capital	Retained earnings	Legal reserve	Profit for the year	Currency translation differences	Total Equity

Balance at January 1, 2015		45,989	111,801	2,165	-	-	159,955

Dividend distribution		-	(21,864)	-	-	-	(21,864)
Allocation to legal reserves			(1,319)	1,319	-	-	-
Profit for the year		-	-	-	33,530	-	33,530
Currency translation differences		-		-	-	(30,346)	(30,346)

Balance at December 31, 2015		45,989	88,618	3,484	33,530	(30,346)	141,275

Distribution of prior year results		-	32,557	973	(33,530)	-	-
Dividend distribution			(21,322)	-	-	-	(21,322)
Profit for the year		-	-	-	24,967	-	24,967
Currency translation differences		-	-	-	-	(3,587)	(3,587)

Balance at December 31, 2016		45,989	99,853	4,457	24,967	(33,933)	141,333

Distribution of prior year result		-	24,967	-	(24,967)	-	-
Dividend distribution		-	(12,258)	-	-	-	(12,258)
Profit for the year		-	-	-	29,158		29,158
Currency translation differences		-	-	-	-	(6,806)	(6,806)

Balance at December 31, 2017		45,989	112,562	4,457	29,158	(40,739)	151,427

(1)	Notes 1 to 14 are an integral part of the financial statements

Statements of cash flow
Amounts in thousands of Usd

		For the year ended December 31,
	Notes (1)	2017	2016	2015 (unaudited)
I. Profit for the year		29,158	24,967	33,530
Non-monetary adjustments
Depreciation, amortization and impairment charges		22	21	16
Finance (income)/expenses		4,004	4,501	5,294
Other non-monetary items		(6,238)	3,336	(1,677)

II. Profit for the year adjusted by non-monetary items		26,946	32,825	37,163

III. Variations in working capital		(2,114)	(3,391)	1,334

Net interest paid		(4,014)	(4,535)	(5,313)

A. Net cash provided by operating activities		20,818	24,899	33,184

Investment in contracted concessional assets		(21)	(67)	(35)

B. Net cash used in investing activities		(21)	(67)	(35)

Repayment of Project debt		(8,878)	(8,659)	(9,120)
Dividends paid to company´s shareholders		(12,258)	(21,322)	(21,864)

C. Net cash used in financing activities		(21,136)	(29,982)	(30,985)

Net increase/(decrease) in cash and cash equivalents		(339)	(5,150)	2,165

Cash and cash equivalents at beginning of the year		29,214	34,367	32,431
Translation differences on cash and cash equivalents		(90)	(4)	(228)

Cash and cash equivalents at end of the year		28,785	29,214	34,367

(1)	Notes 1 to 14 are an integral part of the financial statements

Notes to the financial statements for the year ended December 31, 2017 and 2016

Note 1.-  Nature of the business

Myah Bahr Honaine S.p.a. (“MBH” or “the Company”), was incorporated in Algeria as a Société par actions on September 16, 2006.

The main activity of the Company is the operation of a water desalination plant located in Taffsout, Algeria, near three important cities: Oran, to the northeast, and Sidi Bel Abbés and Tlemcen, to the southeast. The offices are located in Dely Ibrahim, Alger (Algeria).

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists in desalination using membranes by reverse osmosis. MBH has a capacity of seven million of cubic feet (M ft3) per day of desalinated water and has been in operation since July 2012. The project serves a population of approximately 1 million.

The water purchase agreement is a U.S. dollar indexed 25-year take-or-pay contract with Sonatrach/Algerienne des Eaux (“ADE”), from Commercial Operation Date (“COD”) in July 2012. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

The following table provides an overview of the concessional asset:

Asset	Type	Location	Capacity (Gross)	Counterparty Credit Ratings	COD(1)	Contract Years Left(2)
Honaine	Water	Algeria	7 M ft3/ day	Not rated	3Q 2012	20

(1) Commercial Operation Date (“COD”).
(2) As of December 31, 2017.

On February 3, 2015, Atlantica Yield Plc (“Atlantica”) completed the acquisition of 25.5% of MBH held by Abengoa.  The Company is currently 49% owned by Algerian Energy Company, SPA (“AEC”)1 and 51% by Geida Tlemcen, S.L. At the same time, Geida Tlemcen S.L. is 50% owned by Valoriza Agua, S.L., a subsidiary of Sacyr, S.A., and 50% by ABY Concessions Infrastructures, S.LU., a subsidiary of Atlantica (see Note 9).

Atlantica is a public limited company listed on the NASDAQ Global Select Market and incorporated in England and Wales. It is a total return company that owns, manages, and acquires renewable energy, efficient natural gas power, electric transmission lines and water revenue-generating assets, focused on North America (United States and Mexico), South America (Peru, Chile and Uruguay) and Europe and Middle East (EMEA).

These financial statements of MBH as of and for the year ended December 2017, have been prepared in connection with Rule 3-09 of Regulation S-X, of the US Securities and Exchange Commission (SEC) which requires to file with the SEC, the separate financial statements of a significant equity method investee.

These financial statements were approved and authorized for issuance by Francisco Martinez Davis, Chief Executive Officer of Atlantica, on February 27, 2018.

1 AEC is the Algerian agency in charge of delivering Algeria’s large-scale desalination program. It is a joint venture set up in 2001 between the national oil and gas company, Sonatrach, and the national gas and electricity company, Sonelgaz. Each of Sonatrach and Sonelgaz owns 50% of AEC.

Note 2.-  Basis of preparation

2.1.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standard (IAS) Board (hereinafter, IFRS-IASB) and show the equity and financial situation at December 31, 2017 and 2016, as well as the gains and losses on its operations, changes in its equity and cash flow statement for the reporting period ended as of December 31, 2017, 2016 and 2015.

These financial statements have been prepared under the going-concern assumption.

The Company does not have any subsidiary as of and for any period presented and the financial information presented herein only reflects the transactions related to MBH.

2.2.	Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2017 under IFRS-IASB, applied by the Company in the preparation of these consolidated financial statements:

•	IAS 7 (Amendment) ‘Disclosure Initiative’. Requirements for additional disclosures in order to provide users with improved financial information.

•	IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealized Losses’. Clarification of recognition of deferred tax assets for unrealized losses.

•	Annual Improvements to IFRSs 2014-2016 cycles. Amendments to IFRS 12.

The applications of these amendments have not had any material impact on these consolidated financial statements except for the reconciliation of liabilities arising from financial activities that has been included in Note 14 and 15.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2018:

•	IFRS 9 ‘Financial Instruments’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 9 (Amendments to IFRS 9): Prepayment Features with Negative Compensation. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•	IFRS 15 ‘Revenues from Contracts with Customers’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ‘Revenues from Contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IAS 40 (Amendment). Transfers of Investment Property. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IAS 19 (Amendment). Amendments to IAS 19: Plan Amendment, Curtailment or Settlement. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

•
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
Annual Improvements to IFRSs 2014-2016 cycles. Other minor amendments and modifications different from the aforementioned on IFRS 12. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	Annual Improvements to IFRSs 2015-2017 cycles. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	IFRIC 23 Uncertainty over Income Tax Treatments. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB.

•
IFRS 10 and IAS 28. Parent disposes of (or contributes) its controlling interest in a subsidiary to an existing associate or joint venture. Effective date beginning on or after a date to be determined by the IASB.

The Company does not anticipate the effect of the application of any of the above standards, interpretations or amendments to have a significant effect in the financial statements of the Company.

2.3.	Critical accounting policies and estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industry and region where the Company operates, taking into account future development of the businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these financial statements, are Contracted concessional agreements (see Note 3.1.).

As of the date of preparation of these financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2017, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the income statement of the year in which the change occurs.

2.4.1.	Useful lives of contracted concessional assets items

The useful lives of contracted concessional assets are estimated in accordance with the foreseeable life cycles for the use of desalination plants. The Company reviews the useful lives of the plant every year. In the case of technical innovations and changes in the cycles of the sector in which it operates, the Company determine whether it is necessary to correct that estimate, and if the estimate differs from that previously performed, the effect of the change is accounted on a prospective basis beginning from the year in which the change is made.

2.4.2.	Revenue recognition

As mentioned in Note 1, MBH signed a “public-to-private” arrangement to build, operate and transfer of a concessional infrastructure for a 25 year period which includes the design of the infrastructure, as well as the services related to its operation and maintenance for the period agreed.

Consequently, as per the provisions of International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), the Company recognized a financial asset at the fair value of the construction services and measured revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 “Construction Contracts”.

Project name	Country	Period of Concession	Offtaker	Arrangement Terms (price)	Description of the Arrangement
Honaine	Algeria	25 Years	Sonatrach & ADE	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IAS 18 “Revenue”. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

2.4.	Functional currency and presentation currency

The financial statements are presented in thousands of US Dollars (Usd). The functional currency of the Company is the Dinar (DZD).

The conversion to the presentation currency from the functional currency has been performed using the following procedures:

-	Assets and liabilities for each statement of financial position presented were translated at the closing rate;

-	For each period presented, income and expenses in the period were translated at the average exchange rate of the period;

-	All resulting exchange differences were recognized in the other comprehensive income.

The conversion to the presentation currency has a negative impact in equity, due to the appreciation of the USD against the DZD, within the line Other comprehensive income, of Usd 40,739 thousand and Usd 33,933 thousand as of December 31, 2017 and 2016, respectively.

Note 3.- Significant accounting policies

These are the principal accounting policies used in preparing these financial statements:

3.1.	Contracted Concessional Assets

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12.

The application of IFRIC 12 requires extensive judgment in relation with, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of the revenue from construction and concessionary activity.

The Company recognizes a financial asset as the demand risk is assumed by the grantor, to the extent that the concession holder has an unconditional right to receive payments for the asset and the only substantial risk of non-recovery of the initial investment is credit deterioration of the counterparty.

This asset was initially recognized at the fair value of the construction services provided, in accordance with IAS 11. The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IAS 18 “Revenue”. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

3.2.	Financial investments

Financial investments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets are added to the fair value of the financial assets on initial recognition.

The classification of financial investments depends on the nature and purpose for which they were acquired. Management determines the classification of its financial assets at initial recognition.

Financial investments held by the Company other than Contracted Concessional Assets are classified as ‘Trade and other receivables'.

Trade and other receivables are non-derivative financial assets with fixed or determinable payments, not listed on an active market. After initial recognition, they are measured at amortized cost in accordance with the effective interest rate method.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Trade and other receivables are assessed for indicators of impairment at the end of each reporting period.  Trade receivables are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company's past experience of collecting payments, an increase in the number of delayed payments, as well as observable changes in national or local economic conditions that correlate with default on receivables.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

3.3.	Financial liabilities

Financial liabilities include project debt and trade and other payables, which are further described in Note 10.

Borrowings and trade and other payables are initially measured at fair value, net of transaction costs incurred. They are subsequently measured at amortized cost using the effective interest rate method. Any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the income statement over the duration of the borrowing using the effective interest rate method.

3.4.	Related party transactions

In general, operations with related parties are initially recorded at their fair value. The subsequent valuation is made in accordance with the terms set out in the corresponding regulations (refer to Note 13).

3.5.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

3.6.	Classification of assets and liabilities as current or non-current.

The Company presents the Statement of financial position classifying assets and liabilities between current and non-current. For these purposes, assets and liabilities are considered current if they meet the following criteria:

-	Assets are classified as current if it is expected that they will be realized, sold or consumed within twelve months from the date of close;

-
Liabilities are classified as current if it is expected that they will be settled within twelve months from the date of close, or the Company does not have the unconditional right to defer the cancellation of the liabilities during the twelve months following the date of close.

Note 4.-  Financial risk management

Financial risk factors

The activities carried out by the Company are exposed to different financial risks: market risk, credit risk and liquidity risk.

Management of the Company seeks to minimize the potential adverse effects of these risks on the Company's financial profitability.

Market risk

The Company is not exposed to interest rate risk considering its debt is at a fixed interest rate. Tariffs of the water purchase agreement are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and the local currency.

Credit risk

The Company considers that it has limited credit risk with clients as revenues are derived from revenue contracted agreement with state-owned entities.

Liquidity risk

The aim of the Company's liquidity and financing policy is to ensure that the Company has sufficient availability of funds to meet its financial commitments.

The Company aims to have adequate capacity for the repayment of its debt in relation to its cash generation capacity.

The Company has a project financing in place. The repayment profile of this debt is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Note 5.- Contracted concessional assets

The amounts and variations registered during the 2017 and 2016 financial year for Contracted concessional assets were:

	Balance as of December 2016	Additions	Disposals/Other movement	Currency translation differences	Balance as of December 2017
Property plant and equipment - gross	197	23	(52)	(9)	159
Accumulated depreciation	(127)	(22)	52	5	(92)
Property plan equipment, net	70	1	-	(4)	67
Financial assets	196,091	-	(2,349)	(8,536)	184,206
Total contracted concessional assets	196,161	1	(2,349)	(8,540)	185,273

	Balance as of December 2015 (unaudited)	Additions	Disposals/Other movement	Currency translation differences	Balance as of December 2016
Property plant and equipment - gross	205	7	(9)	(5)	197
Accumulated depreciation	(136)	(4)	9	3	(127)
Property plan equipment, net	69	3	-	(2)	70
Financial assets	196,097	4,973	-	(4,979)	196,091
Total contracted concessional assets	196,166	4,975	-	(4,980)	196,161

Contracted concessional assets include mainly the water plant financed through project debt which is accounted for as a financial liability (see Note 10), and relating to service concession arrangements, which is accounted for as a financial asset in accordance with IFRIC 12. The current portion of this financial asset amounts to Usd 32.5 million and Usd 25.4 million as of December 31, 2017 and 2016 respectively (Note 6.1.).

Property plan and equipment primarily include surface rights, furniture, information processing and transportation equipments.

No losses from impairment of “Contracted concessional assets” were recorded during 2017 and 2016.

Note 6.-  Breakdown of financial instruments

6.1. The breakdown of the financial assets as of December 31, 2017 and 2016 is as follows:

	Balance as of December 31,
	2017	2016
Clients (Note 7)	8,739	9,271
Prepayments	27	308
VAT receivable (Note 11)	197	99
Financial investments	32,892	25,741
Of which, non-current portion	361	382
Of which, current portion	32,531	25,359
Cash and cash equivalents (Note 8)	28,785	29,214
Total	70,640	64,633

As of December 31, 2017, and 2016, financial investments include the current portion of contracted concessional assets (Note 5).

6.2. The breakdown of long-term financial liabilities as of December 31, 2017 and 2016 is as follows:

	Balance as of December 31,
	2017	2016
Long-term project debt (Note 10)	89,387	102,861
Provisions (Note 10)	936	979
Total	90,323	103,840

The breakdown of short-term financial liabilities as of December 31, 2017 and 2016 is as follows:

	Balance as of December 31,
	2017	2016
Related parties (Note 13)	2,300	4,302
Short-term project debt (Note 10)	11,047	11,207
Trade accounts payable and other (Note 10)	816	110
Total	14,163	15,620

6.3. Analysis by maturities

Amounts of financial instruments with a maturity which is defined or which may be defined classified by year of maturity are as follows:

As of December 31, 2017:

Financial assets	2018	Subsequent years	Total
Clients	8,739	-	8,739
Prepayments	27	-	27
VAT receivable	197	-	197
Financial investments	32,531	361	32,892
Total	41,494	361	41,855

Financial liabilities	2018	2019	Subsequent years	Total
Debt with related parties	2,300	-	-	2,300
Project debt	11,047	9,240	80,147	100,434
Trade accounts payable and other	816	-	-	816
Provisions	-	-	936	936
Total	14,163	9,240	81,083	104,486

As of December 31, 2016:

Financial assets	2017	Subsequent years	Total
Clients	9,271	-	9,271
Prepayments	308	-	308
VAT receivable	99	-	99
Financial investments	25,359	382	25,741
Total	35,037	382	35,419

Financial liabilities	2017	2018	Subsequent years	Total
Debt with related parties	4,302	-	-	4,302
Project debt	11,207	9,305	93,556	114,068
Trade accounts payable and other	110	-	-	110
Provisions	-	-	979	979
Total	15,620	9,305	94,535	119,460

Note 7.- Trade and other receivables

The details of trade and other receivables as of December 31, 2017 and 2016 is as follows:

	Balance as of December 31,
	2017	2016
Clients	8,739	9,271
VAT receivable	197	99
Total	8,936	9,369

The balance indicated in clients fully refers to collection rights with ADE and risk of its balances is minimal, as the collection period is lower than three months.

There were no provisions for impairment losses of loans and accounts receivable at December 31, 2017 and 2016.

Note 8.-  Cash and cash equivalents

Cash and cash equivalents corresponds entirely to cash on hand as of December 31, 2017 and 2016.
Cash at hand represent liquid resources held in bank accounts.

Note 9.-  Capital and reserves

As of December 31, 2017 and 2016 the share capital is DZD 4,015,000 thousand comprising 401,500 ordinary shares of one single class and series, all vested with identical economic and voting rights, of a face value of DZD 10,000 each, fully subscribed and paid.

The percentage of ownership of the shareholders of the Company is as follows:

% of shares
Algerian Energy Company, SPA	49%
Geida Tlemcen, S.L.	51%
Total	100%

Legal reserve

In accordance with Article 721 of the Algerian Code de Commerce, a figure equal to 5% of the profit of the financial year must be used to create a legal reserve until it reaches the level of at least 10% of the share capital. This reserve may not be distributed. As of December 31, 2017, the legal reserve represents a 10% of the share capital.

On April 11, 2016, the shareholders of the Company approved during the ordinary shareholder´s meeting to declare a dividend of DZD 2,334,321,000, accounting for a dividend per share of DZD 5,814.

On April 19, 2017, the shareholders of the Company approved during the ordinary shareholder´s meeting to declare a dividend of DZD 1,359,479,000, accounting for a dividend per share of DZD 3,386.

Note 10.-  Project debt and other payables

The breakdown of project debt and other payables as of December 31, 2017 and 2016 are as follows:

	Balance as of December 31,
	2017	2016
Long-term debt and payable
Provisions	936	979
Project debt	89,387	102,861
Total long-term debt and payable	90,323	103,840
Short-term debt and Other payables
Project debt	11,047	11,207
Payables to related parties	2,300	4,302
Trade accounts payable and other	816	110
Total short-term debt and payable	14,163	15,620
Total debt and other payables	104,486	119,460

Long and short-term project debt corresponds to the facility agreement, signed in May 2007 and amended in November 2008 and June 2013 with Crédit Populaire d’Algerie, or CPA. The final amount of the loan drawn down was DZD 16,042 million and it accrues a fixed-rate interest of 3.75%. The repayment schedule of this debt is made up of sixty quarterly payments, ending in April 2027.

The carrying value of other liabilities such as trade payables approximates the fair value, given the nature and maturity of these liabilities.

Note 11.-  Tax position

The company is registered to the ANDI “Agence Nationale de Developpement de L`investissement". This registration grants advantage for companies who invest in Algeria and register to this agency with some conditions. The Company gets from this agency the following benefits:

-	Exemptions from the income tax (“IBS”);
-	Exemption from tax on professional activity (“TAP”).

These benefits are for 10 years from the beginning of the project, being December 11, 2011. After that period, in case the exemption is not extended, a claim may be made under the water purchase agreement for compensation in the tariff.

Due to this income tax exemption, the Company has not registered any income tax asset or liability.

The detail of the current tax receivables and payables as of December 31, 2017 and 2016 is as follows:

	Balance as of December 31,
	2017	2016
VAT refundable	197	99
Total	197	99

As of December 31, 2017 and 2016, the Company has an open tax inspection with the tax authorities related to the years 2016, 2015, 2014 and 2013.

Note 12.-  Revenue and Expenses

12.1. Revenue for the years ended December 31, 2017 and 2016 amount to Usd 51,459 thousand and Usd 47,828 thousand respectively, and fully relate to the water purchase agreement.

12.2. Breakdown of Other operating expenses for the years ended December 31, 2017 and 2016 are as follows:

	For the year ended December 31,
Other operating expenses	2017	2016	2015 (unaudited)
Operation and maintenance	(10,652)	(10,862)	(11,125)
Leases	(183)	(194)	(199)
External technical services	(253)	(102)	(198)
Insurance premiums	(613)	(638)	(665)
Customs duties	(245)	(101)	(136)
Supplies	(5,677)	(5,632)	(4,915)
Other expenses	(303)	(369)	(364)
Total other operating expenses	(17,926)	(17,898)	(17,601)
Related parties (Note 13)	(10,652)	(10,862)	(11,125)
Other than related parties	(7,274)	(7,037)	(6,477)

Other operating expenses mainly relates to operation and maintenance for which MBH signed an operation and maintenance contract and a membrane and chemical products supply contract with UTE Honaine O&M (a joint venture between Abengoa Water, S.L. and Sacyr, S.A., each holding 50%). This transaction with Abengoa Water S.L. is considered a related party transaction (see Note 13).

The O&M agreement is a 25-year contract from COD and is composed of a fixed fee and a variable component. The fixed O&M cost covers mainly structural and staff costs. The variable O&M cost covers the chemical products, filters cost and membranes costs related to the water production.

12.3. Breakdown of financial result for the years ended December 31, 2017 and 2016 is as follows:

	For the year ended December 31,
Financial result	2017	2016	2015 (unaudited)
Financial income	133	37	251
Interest related to project debt	(4,137)	(4,538)	(5,545)
Total financial result	(4,004)	(4,501)	(5,294)
Other than related parties	(4,004)	(4,501)	(5,294)

The decrease of the financial result is mainly due to the effect of the repayment schedule of the project debt, which has decreased by $8.9 million during the year 2016 (see Note 10).

Note 13.- Related Parties

The breakdown of balances and transactions with related parties as of December 31, 2017 and 2016 is as follows:

As of December 31, 2017:

Company		Short term payables
Geida Tlemcen, S.L.	Shareholder	1
Valoriza Aguas, S.L.	O&M	1,436
Abengoa Water, S.L.	O&M	425
Algerian Energy Company SPA	Shareholder	-
Sonelgaz SPA	Affiliate	438
Total		2,300

Company		Operating expenses
Valoriza Aguas, S.L.	O&M	(4,847)
Abengoa Water, S.L.	O&M	(5,805)
Total		(10,652)

As of December 31, 2016:

Company		Short term payables
Geida Tlemcen, S.L.	Shareholder	1
Valoriza Aguas, S.L.	O&M	2,827
Abengoa Water, S.L.	O&M	864
Algerian Energy Company SPA	Shareholder	152
Sonelgaz SPA	Affiliate	459
Total		4,302

Company		Operating expenses
Valoriza Aguas, S.L.	O&M	(6,447)
Abengoa Water, S.L.	O&M	(4,414)
Total		(10,862)

Note 14.- Subsequent Events

No material event occurred after the balance sheet date ending December 31, 2017.